SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

DIGITAS INC.

(Name of Subject Company)

DIGITAS INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

PREFERRED STOCK PURCHASE RIGHTS

(Title of Class of Securities)

25388K104

(CUSIP Number of Class of Securities)

David W. Kenny

Chairman and Chief Executive Officer

Digitas Inc.

33 Arch Street

Boston, Massachusetts 02110

(617) 369-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Stuart M. Cable

John T. Haggerty

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109-2881

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment

The purpose of this amendment is to amend Item 8 – Additional Information.

Item 8. Additional Information.

Item 8 is hereby amended and supplemented by adding the following at the end thereof.

The initial period of the Offer expired at midnight New York City time, on January 24, 2007. Based on information provided by Publicis and Purchaser, as of such time, approximately 94.4% of the outstanding common stock of Digitas Inc., including 11.0% tendered under guaranteed delivery procedures, were validly tendered in the Offer by Purchaser. Purchaser has accepted for payment in accordance with the terms of the Offer all Shares validly tendered and not withdrawn prior to the expiration of the initial period of the Offer.

On January 25, 2007, Publicis and Purchaser announced a subsequent offering period for all remaining Shares that have not been tendered, commencing as of 9:00 a.m., New York City time on January 25, 2007 and expiring on January 29, 2007 at midnight, New York City time, unless further extended. During the subsequent offering period, holders of Shares who did not previously tender their Shares into the Offer may do so and will promptly receive the same $13.50 per Share cash consideration paid during the initial offering period. The procedures for accepting the Offer and tendering Shares during the subsequent offering period are the same as those described for the Offer in the Offer to Purchase, except that (i) the guaranteed delivery procedures may not be used during the subsequent offering period and (ii) Shares tendered during the subsequent offering period may not be withdrawn. Publicis and Purchaser reserve the right to extend the subsequent offering period in accordance with applicable law.

Pursuant to the Merger Agreement, each of the Directors of Digitas, other than Messrs. David Kenny, Joseph Zimmel and Arthur Kern, submitted letters of resignation from the board of directors of Digitas and each of its subsidiaries effective as of January 25, 2007.

On January 25, 2007, in accordance with the Merger Agreement, the Board of Directors of Digitas appointed Messrs. Jean-Yves Naouri, Jean-Michel Etienne, Russell Kelley and Bertrand Siguier as directors of the Company to fill the vacancies created by such resignations. Such individuals were designated for appointment as directors of Digitas by Publicis and Purchaser pursuant to the Merger Agreement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2007	DIGITAS INC.

	By:	/s/ Ernest W. Cloutier
Ernest W. Cloutier
Secretary